Exhibit 99.4

CONSENT OF QUALIFIED PERSON

March 23, 2018

I, Holger Krutzelmann, P.Eng., do hereby consent to the public filing of the report titled “Technical Report on the Pueblo Viejo Mine, Sanchez Ramirez Province, Dominican Republic” (the Technical Report), prepared for Goldcorp Inc. and dated March 19, 2018, and extracts from, or the summary of, the Technical Report in the Annual Information Form of Goldcorp Inc. dated March 23, 2018 (the AIF).

I also certify that I have read the AIF and that it fairly and accurately represents the information in the Technical Report that supports the AIF.

(Signed) “Holger Krutzelmann”

Holger Krutzelmann, P.Eng.

Associate Principal Metallurgist

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